Exhibit 99.1

July 26, 2016

Dear Fellow Shareholders,

Starboard Value LP, together with its affiliates (“Starboard”) and director nominees, currently owns approximately 9.9% of the outstanding shares of Depomed, Inc. (“Depomed” or the “Company”), making us one of the Company’s largest shareholders.  We believe that Depomed is deeply undervalued and significant opportunities exist within the control of management and the Board of Directors (the “Board”) to unlock substantial value for the benefit of all shareholders.

As we outlined in our May 26th letter to Depomed shareholders, we delivered a written request to Depomed, in accordance with its Bylaws, that the Board set a record date (the “Record Date Request Notice”) for determining the shareholders entitled to call a special meeting of shareholders (the “Special Meeting”) for purposes of seeking to remove and replace the current Board.  This Record Date Request Notice superseded our initial request delivered to Depomed, dated April 7, 2016 (the “Initial Record Date Request Notice”).  As you may recall, the Initial Record Date Request Notice was delivered to Depomed in order to preserve our rights to call a special meeting under California law and mitigate the risk that Depomed would seek to further amend its governance provisions to suppress shareholder rights.  Given the Board’s disturbing history of taking actions aimed at limiting shareholder rights, we simply could not afford to take any risks.

We continue to have significant concerns regarding serious corporate governance deficiencies, questionable capital allocation decisions, and actions taken by the Board to stymie strategic interest in acquiring Depomed.  We believe the Board clearly lacks the independence, objectivity, and perspective needed to make decisions that are in the best interests of shareholders.

Following our initial evaluation of well over 100 qualified potential board candidates, we have continued to meet with numerous pharmaceutical executives to supplement our slate with additional pharmaceutical experience.  Unfortunately, given the extensive requirements and restrictions under the Depomed Bylaws for calling the Special Meeting, the addition of any new, highly qualified nominees to our slate at this time would effectively require us to submit a new record date request notice to Depomed, thereby restarting the clock under the Bylaws for the Special Meeting and further delaying our efforts to remove and replace the Board.  Further delay is unpalatable; therefore, we have instead appointed two exceptionally qualified former senior pharmaceutical executives – Robert G. Savage and James L. Tyree – as advisors to assist in our solicitation efforts given their significant industry knowledge and experience.  If our Special Meeting solicitation ultimately proves successful, we would invite Messrs. Savage and Tyree to join the Board, and they have indicated their desire to do so.

As a brief background, Mr. Savage was the former Worldwide Chairman for the Pharmaceuticals Group at Johnson & Johnson where he was responsible for one of the world’s largest pharmaceutical organizations with annual sales of almost $15 billion in 2001.  Mr. Tyree was the former Executive Vice President, Pharmaceutical Products at Abbott Laboratories with Pharmaceutical Products division annual sales of almost $20 billion in 2010.  We are confident that you will find Messrs. Savage and Tyree to be incredibly well-qualified to serve as directors of Depomed given their extensive experience as senior executives of multi-billion dollar pharmaceutical divisions at two of the world’s largest and most well-respected healthcare companies.  They supplement what we already believe to be an exceptional slate of Board nominees who collectively possess a proven track record of corporate governance best practices and shareholder value creation.  We believe that, together, our advisors and current Board nominees would create an all-star Board that would work diligently and collaboratively to protect and represent the best interests of shareholders.

In addition, in order to maintain a degree of continuity amidst the required change that we believe is desperately needed at Depomed, in the event that the current Board is removed and our nominees are elected at the Special Meeting, the new Board would be willing to increase the size of the Board to nine members (currently there are six members; adding Mr. Savage and Mr. Tyree would expand the Board to eight members) and add back one incumbent director.  As a reminder, we utilized this construct successfully at Darden Restaurants where we replaced the entire board and then added back one of the prior board members.

Today, we are also announcing that we will proceed with our original solicitation to call the Special Meeting by going through the procedures required for a shareholder to call a special meeting under Depomed’s Bylaws by soliciting the support of the holders of at least 10% of Depomed’s outstanding shares entitled to vote.  The Company has set a record date of August 19, 2016 (the “Record Date”), for determining the shareholders entitled to provide their written request to call the Special Meeting.  Following the Record Date, Starboard will have up to 30 days to deliver the written requests to Depomed along with the other information required under the Bylaws, including the date Starboard would like to set for holding the Special Meeting (the “Special Meeting Notice”), which cannot be less than 35 nor more than 60 days after Starboard submits the Special Meeting Notice.

Following Depomed’s receipt of our Initial Record Date Request Notice on April 7, 2016, the Board responded promptly by setting a record date for April 26th, or less than three weeks later.  Depomed knew that our Initial Record Date Request Notice was a placeholder and that we would be revising our slate of nominees, which under Depomed’s onerous Bylaw provisions, would require that we submit a new record date request notice.  On May 26, 2016, we delivered the new Record Date Request Notice with our updated Board slate.  However, in yet another sign of entrenchment, this time the Board responded by setting a record date of August 19, 2016, or close to three months later.  Shareholders should know that the Board delayed the record date to almost the full extent it is permitted to delay such an action under its Bylaws.  This is in stark contrast to the commentary from Depomed to shareholders on April 25, 2016:

“Depomed believes that the selection of an early meeting date is in the best interest of Depomed and its shareholders.  Based upon Starboard’s stated goals of making this an efficient process and its stated need to immediately bring to a vote the replacement of the entire Board, we encourage you and your advisors to work collaboratively with us to hold the Special Meeting as soon as possible.”
-	Jim Schoeneck

Apparently, when the Company realized that we had assembled a highly qualified slate, they no longer wished to hold the meeting as soon as possible.  This is yet another example of the Board attempting to disenfranchise shareholders and further entrench itself and bares an eerie resemblance to the delay tactics that Depomed used against Horizon Pharma plc (“Horizon”) during Horizon’s failed acquisition proposal of Depomed.  As you may recall, Depomed filed a lawsuit attempting to permanently enjoin Horizon from ever being able to acquire Depomed.

We see the Board’s rationale of basing the prolonged meeting date on the NUCYNTA litigation as a classic “bait-and-switch.”  Upon our first placeholder nomination, there was no mention of delaying the Special Meeting until the outcome of the pending NUCYNTA patent litigation.  However, the most recent letter from Depomed to its shareholders details, “Depomed believes the Company’s shareholders should know the outcome of the NUCYNTA patent litigation, clarifying the patent exclusivity of the Company’s most important asset.”  We believe that this stated reason for delaying the Special Meeting is completely disingenuous.

Given our ownership stake, and that calling the Special Meeting would only require one shareholder to consent, we have decided, at this point, to control the timing of the Special Meeting.  We will proceed with our SEC-compliant solicitation process to ensure that shareholders have their voices heard and to prevent Depomed from any further attempts to manipulate our Special Meeting process and disenfranchise shareholders with needless stratagems.  We have concluded that this is the best course of action given our overwhelming lack of confidence that the Board will engage in a good-faith and expeditious manner.

As we continue to progress towards the Special Meeting, we are extremely pleased to remind you of the highly qualified slate of candidates that we are proposing to be the new board of directors of Depomed, including our highly qualified advisors who would be added to the board if we are successful.  We believe that we have selected a group of individuals possessing unique skill sets and perspectives directly relevant to Depomed’s business and current challenges, including pharmaceutical operations, healthcare regulatory, finance, board governance and oversight, and mergers and acquisitions expertise.  Collectively, our advisors and slate of director nominees have decades of experience serving on well-performing public company boards.  Importantly, this group of nominees, if elected at the Special Meeting, together with our highly qualified advisors, is prepared to serve the shareholders of Depomed and to ensure that the interests of all shareholders are of paramount importance.  We have provided detailed biographies of each of our nominees and advisors below.  Over the coming weeks, we intend to share our detailed views on Depomed and look forward to engaging with you as we approach the Special Meeting.

Highlights of Starboard’s Nominees’ and Advisors’ Biographies (in alphabetical order):

John J. Delucca
▪	Mr. Delucca was CFO and EVP, Finance & Administration, of Coty, Inc., a fragrance and beauty products company from 1998-2002. Previously, he was SVP & Treasurer of RJR Nabisco, Inc. from 1993-1998.
▪	Mr. Delucca currently serves as President of Atlantic & Gulf, Limited, LLC, an investment and consulting company.
▪	Mr. Delucca has extensive corporate governance experience serving as a director of numerous companies, including Endo International plc, British Energy, and Enzo Biochem Inc.

James P. Fogarty
▪
Mr. Fogarty is the former CEO of Orchard Brands, a multi-channel marketer of apparel and home products. Previously, he was President & CEO of Charming Shoppes, Inc., President & CEO of American Italian Pasta Company, and CFO of Levi Strauss & Co.

▪	Mr. Fogarty was COO of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing). He was also a Managing Director of Alvarez & Marsal.
▪	Mr. Fogarty currently serves as a director of Darden Restaurants. Previously, he served as a director of Regis Corporation, Orchard Brands, Charming Shoppes, Inc., and The Warnaco Group.

Peter A. Lankau
▪	Mr. Lankau served as President, CEO and a director of Endo Pharmaceuticals Inc. from 2005-2008. He previously served as Endo’s President and Chief Operating Officer and as SVP, Commercial Business.
▪	Previously, Mr. Lankau was Executive Chairman at Nautilus Neurosciences, Inc., a private neurology-focused specialty pharmaceutical company, which sold its business assets to Depomed in December 2013.
▪
Mr. Lankau is currently a principal in Lankau Consulting LLC, which provides advisory and consulting services to pharmaceutical and biotechnology companies, as well as venture capital and private equity firms, which he founded in January 2014.

▪	Mr. Lankau is currently Chairman of the Board of Directors of Phosphagenics Limited, and a director of ANI Pharmaceuticals, Inc.

Gavin T. Molinelli
▪	Mr. Molinelli is a Partner of Starboard Value LP. Prior to Starboard’s formation in 2011, as part of the spin-off from Ramius LLC, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC.
▪	Mr. Molinelli was formerly on the Board of Directors of Wausau Paper Corp. and Actel Corporation.
▪	Mr. Molinelli has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

Mary K. Pendergast
▪
Ms. Pendergast served as Deputy Commissioner and Senior Advisor to the Commissioner at the US Food and Drug Administration (“FDA”), from 1990-1997, and as Associate Chief Counsel for Enforcement, Office of the General Counsel, at the FDA, from 1979-1990.

▪	Previously, Ms. Pendergast served as Executive Vice President, Government Affairs for Elan Corporation, plc from 1998-2003.
▪
Ms. Pendergast is President of Pendergast Consulting, a firm that provides legal and regulatory consulting services to pharmaceutical and biotechnology companies and other entities, which Pendergast founded in 2003.

▪
Ms. Pendergast currently serves as a director for ICON plc, a provider of outsourced development services to pharma, biotech and medical device industry, and Impax Laboratories, a specialty and generic pharmaceuticals company.

Robert G. Savage (Advisor)
▪
Mr. Savage held several senior positions with Johnson & Johnson from 1996-2002, including Worldwide Chairman for the Pharmaceuticals Group, Company Group Chairman responsible for the North America pharmaceuticals business, and President as well as Vice President of Sales & Marketing for Ortho-McNeil Pharmaceuticals, a Johnson & Johnson company.

▪
Subsequently, Mr. Savage served as Group Vice President and President for the General Therapeutics and Inflammation Business of Pharmacia Corporation from 2002 until the completion of its acquisition by Pfizer, Inc. in 2003.

▪	Mr. Savage has served as President of Strategic Imagery, LLC, a consulting firm he founded, focused on providing in-line and portfolio strategies for major healthcare firms, since 2003.
▪
Mr. Savage currently serves as a director for The Medicines Company, a global biopharmaceutical company focused on saving lives, alleviating suffering and contributing to the economics of healthcare by focusing on leading acute/intensive care hospitals worldwide.

Jeffrey C. Smith
▪	Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, he was a Partner and Managing Director of Ramius LLC.
▪
Mr. Smith currently serves as Chairman of Advance Auto Parts, a leading automotive aftermarket parts provider in North America, and a director of Yahoo! Inc., a leading provider of search and display advertising services.

▪
Previously, he has served as a director of Darden Restaurants (Chairman), Office Depot, Quantum Corporation, Regis Corporation, Surmodics, Zoran Corporation, Phoenix Technologies (Chairman), Actel Corporation, S1 Corporation, Kensey Nash Corporation, and The Fresh Juice Company.

▪	Mr. Smith has extensive experience in best-in-class corporate governance practices and significantly improving value at underperforming companies.

James L. Tyree (Advisor)
▪
Mr. Tyree held numerous executive positions at Abbott Laboratories from 2000 to 2010 including: Corporate Vice President, Pharmaceutical and Nutritional Products Group; Senior Vice President, Global Nutrition, and Executive Vice President, Pharmaceutical Products.

▪	Mr. Tyree is the co-founder and managing partner of Tyree & D’Angelo Partners (TDP), a private equity investment firm.
▪	Mr. Tyree currently serves as an independent director of SonarMed, Genelux Corporation, ChemoCentryx, and Innoviva Inc.
▪
Mr. Tyree has extensive experience in pharmaceutical management and mergers and acquisitions, including the acquisitions of BASF Pharmaceuticals, KOS Pharmaceuticals, Solvay Pharmaceuticals and Piramal Health Solutions consummated while at Abbott Laboratories.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith Managing Member Starboard Value LP